

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7105   September 24, 2008

<u>BY U.S. Mail and facsimile</u>
Mr. Dennis J. Conroy
Chief Executive Officer
Computer Horizons Corp.
2001 Route 46 East, Suite 310
Parsippany, New Jersey 07054

> **Re: Computer Horizons Corp.**
> **Schedule 13E-3**
> **Filed August 26, 2008**
> **File No. 5-10980**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 26, 2008**
> **File No. 0-07282**

Dear Mr. Conroy:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 13E-3</u>

<u>Dividends, page 2</u>

1.   We note that you refer to the Proxy Statement under "Market Information" for information on dividends. However, no such information appears in that section.

Please furnish the information regarding dividends required by Item 1002(d) of Regulation M-A.

Identity and Background of Filing Person, page 3

2. We note that you refer to the Proxy Statement under "Proposal II—Election of Directors" for information on the business and background of your directors. Please provide the disclosure required by Item 1003(c) of Regulation M-A for your executive officers and provide the disclosure required Item 1003(c)(3) and (4) of Regulation M-A for each director and executive officer.

Purpose of the Transaction and Plans or Proposals, page 4

3. Provide the information required by Item 1006(b) of Regulation M-A in regard to whether the securities acquired in the transaction will be retained, retired, held in treasury or otherwise disposed of.

Exhibits

4. Please file Exhibits I and II to Hempstead's opinion.

Preliminary Proxy Statement on Schedule 14A

General

5. Fill in the blanks in your proxy statement.

6. Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. We believe you must potentially present as separate matters the reverse stock split and the forward stock split. Please revise to allow security holders to separately vote on the reverse stock split and the forward split, or explain why, based on our telephone interpretation, separation is not required. If you choose to present your analysis, it should note whether state law and/or the company's governing instruments require a security holder vote.

Cover page

7. Please include the legend from Rule 13e-3(e)(1)(iii) on the cover page.

Summary of Terms, page 2

8. Revise your discussion to succinctly focus on the material practical and economic substance of the Reverse/Forward Stock Split and the Right of First Refusal. Refrain

to the extent possible from the use of defined terms and legalese. Eliminate unnecessary and duplicative disclosure. Use subheadings to distinguish between the features of the Reverse/Forward Stock Split and Right of First Refusal and group the factors relevant to each matter under such subheading.

As examples:

- in the second bullet you do not provide your shareholders with an estimate of the date you expect that the Reverse/Forward Stock Split will occur and when the Cashed-Out Shareholders will receive their payment. Consider revising the language in this bullet to provide just this information;

- in the third bullet consider merely stating that as a result of the reverse stock split, shareholders owing 500 or more shares will own 1 share for every 500 shares held and shareholders owning less than 500 shares will be cashed out and will receive $0.33 for each share held. Add a cross reference to a discussion of the mechanics of the effective date;

- in the fourth bullet, consider eliminating all but the last sentence;

- combine the second bullet on page 1 and fourteenth bullet on page 3; and

- combine the first and second bullets on page 3.

9. Add a bullet that provides the number of shares and record holders both before and after the stock splits and state the amount that you expect to spend to cash out fractional shares.

10. In the second bullet on page 4 you state that the Reverse/Forward Stock Split is fair to the Company's shareholders, including the unaffiliated shareholders, "from a financial point of view." We note similar statements throughout the proxy statement. Please revise your disclosure throughout the proxy statement to consistently state whether the filing person believes that the Rule 13e-3 transaction is fair or unfair to *unaffiliated* security holders, including those that will be cashed out and those that will retain an interest in the company. Refer to Item 1014(a) of Regulation M-A.

11. In the last bullet on page 4, state when you reasonably expect all legal proceedings to be resolved to allow the final liquidation payment.

General Information

What constitutes a quorum? Page 6

12. State the vote need to adopt the amendment to the charter to approve the right of first refusal.

What is the effect of broker non-votes?, page 6

13. Specify for each matter the effect that broker non-votes will have. For example, a broker non-vote as to the charter amendment approving the Reverse/Forward Stock Split will have the effect of a no vote, while a broker non-vote will have no effect on the election of directors or ratification of auditors.

Information About the Company

Asset Sales, page 8

14. Provide the basis for your estimation that the aggregate amount of distributions to shareholders is expected to be between $4.68 and $4.78 per share.

Historical Financial Information, page 13

15. We note your statement that the valuation of assets requires many estimates and assumption by management. Briefly describe the material estimates and assumptions you have made.

Special Factors

16. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the proxy statement to include this information in the "Special Factors" section in the beginning of the document. In this respect, please relocate the sections "General Information" and "Information About Computer Horizons Corp."

Purpose and Reasons for the Reverse/Forward Stock Split, page 14

17. Please provide a break-down of the $200,000 historical "public company" costs you expect to save following the going private transaction.

Board Deliberations, page 16

18. Revise this section to provide more complete disclosure of the background of the going private transaction. We note (i) the apparent lack of any activity between June 3 and August 18, 2008, (ii) the apparent conference with outside legal counsel followed by the decision to retain additional legal counsel without an explanation for the subsequent action, (iii) the absence of date when Hempstead was contacted for advice concerning the financial terms of the transaction, and (iv) the absence of any description of the presentation given by Hempstead. As to meetings, disclose the date of each meeting or contact and describe the content of those discussions to give readers a better sense of how this transaction evolved.

19. We note your statement that at the June 3, 2008 Board meeting the Board determined that it might be desirable for the company to cease being a reporting company. However, it appears that the conditions that are prompting the going private transactions have existed for over 16 months and that you disclosed that you might both de-list your stock from NASDAQ and go private at the time you sought shareholder approval for the asset sales completed in 2007. We note you de-listed from NASDAQ in March 2007. Revise your discussion to disclose the reasons for engaging in the stock splits and right of first refusal at this time. Refer to Item 1013(c) of Regulation M-A.

20. Identify the "other advisors" management consulted before determining that a reverse stock split was the most feasible alternative and discuss what was addressed with those advisors.

21. We note that the Board reviewed with a representative of Hempstead & Co. its fairness opinion and related analysis concerning the fairness of the consideration to be paid to the Cashed-Out Shareholders. Please note that *all* materials provided to the Board that are reports, opinions or appraisals materially related to this transaction within the meaning of Item 1015(a) of Regulation M-A should be filed. In addition, you should file as exhibits to the Schedule 13e-3 all materials used to present information to the Board such as board books and slides. See Item 1016(c) of Regulation M-A.

Fairness of the Reverse/Forward Stock Split

Substantive Fairness Discussion, page 19

22. We note the reference to Hempstead's opinion. If any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719

(April 13, 1981), which states that a mere reference to an extract from the financial advisor's report will not be sufficient. Please revise accordingly.

23. In the fifth bullet you refer to the net liquidation values disclosed by the company. Please state in this section what the values are.

24. Please explain what about the financial condition and prospects of the company (referenced in the sixth bullet point) support the fairness determination.

25. Explain why you evaluated the fairness of the transaction based on discounted book value per share, and discuss how it was calculated. Expand your discussion to also state whether the consideration being offered to unaffiliated shareholders is fair in relation to net book value. Refer to Instruction 2(iii) to Item 1014 of Regulation M-A.

Procedural Fairness Discussion, page 20

26. We note your statement that each executive officer and director will vote all shares held for the proposed Reverse/Forward Stock Split and Right of First Refusal. State the reasons for the intended vote, and whether they have made any recommendations supporting or opposing the transactions. Refer to Item 1012(e) of Regulation M-A.

Fairness Opinion of Financial Advisor, page 20

27. Please describe the method of selection used to retain Hempstead & Co. Refer to Item 1015(b)(3) of Regulation M-A.

28. We note your statement that Hempstead will be paid a customary fee. Please state the amount of the fee and describe the material terms of your arrangement with Hempstead. Also, describe any "material relationship" as set forth in Item 1015(b)(4) of Regulation M-A.

29. Please tell us how the opinion was rendered "in compliance with Rule 13e-3."

30. We note your statement that you agreed to provide Hempstead projections for use in its fairness opinion. If you did provide projections, disclose them here or in an appropriate location in the proxy statement, and disclose the material assumptions underlying those projections. If you did not provide projections, please revise the referenced language accordingly.

Market-Based Approach, page 23

31. Explain the meaning and significance of the standard deviations described.

Asset-Based Approach-Current Assets, page 24

32. Explain why there is substantial risk that the tax credit and its amount will be recovered.

Net Asset Value, page 24

33. We note that Hempstead applied a discount of 20% to 30% to the per share value. Explain why it believed this range was appropriate in regard to the Cashed-Out Shareholders and whether, as to them, it considered the savings that would result from the ceasing of your public reporting obligations in valuing the company.

Certain Effects of Reverse/Forward Stock Split and Right of First Refusal on the Company's Shareholders, page 25

34. Expand your discussion in this section to address, as applicable, the effects of the Right of First Refusal on your shareholders. We note that despite the title of this section the only time you mention the Right of First Refusal is under Board Discretion on page 26 and in the last bullet on page 28. Also address the material features of the Right of First Refusal, including how shareholders will notify you of their intent to sell their shares, how you will decide whether to purchase the shares, including if you have multiple shareholders seeking to sell at the same time, whether the decision to purchase will be made by management or the Board, how you will handle conflicts of interest in regard to making purchase decisions, how you will fund such purchases, whether there is any limit on the amount you may spend to repurchase shares, and what factors the Board will use to determine fair market value if the stock is not quoted on the pink sheets at the time of repurchase.

35. Ensure that you have included a thorough discussion of the material detriments of this transaction to both the cashed-out shareholders and the shareholders retaining an interest. We note the disclosure on page 29 of your Form 10-Q for the quarter ended June 30, 2008 that your shareholders may have to pay to your creditors any distributions that they receive from you if you do not create an adequate contingency reserve to pay all expenses and liabilities, but that the cashed-out shareholders will not have any say in the future management of the company or any management decisions.

Federal Income Tax Consequences, page 28

36. To the extent there is any difference in the tax consequences between affiliated and unaffiliated shareholders, please describe them and state whether any were a basis for recommending the Reverse/Forward split to investors.

37. Expand this section to include a discussion of the tax consequences of the exercise of your right of first refusal.

Proposal I—Reverse/Forward Stock Split and related Amendments to the Company's Certificate of Incorporation

Payment of Fractional Shares, page 31

38. State the type of documentation that you may require as evidence of stock ownership. If you might choose among several forms of documentation say why and state whether the shareholders may incur any costs as a result of providing such documentation. State how long it will take for them to receive payment after submitting such documentation.

Proposal III-Election of Directors

Security Ownership of Certain Beneficial Owners, page 40

39. Ensure that you have provided all of the information required by Item 403 of Regulation S-K, including the beneficial ownership of all directors and named executive officers. Refer to the definition of beneficial ownership in Rule 13d-3 of the Securities Exchange Act of 1934, which includes the right to acquire securities within sixty days through the exercise of an option. We note, for example, that you do not show any beneficial ownership for any director other than Mr. Rosenfeld, or any beneficial ownership for Messrs. Conroy or Delle Donne. However, on page 46 you discuss stock options received by your directors and on page 44 you state that Mr. Conroy and Mr. Delle Donne received options that vested on January 31, 2007.

40. Please update you disclosure in regard to Southpaw Asset Management in light of the Schedule 13G/A filed by it August 29, 2008.

Summary Compensation Table, page 43

41. Ensure that you have provided all of the information required by Item 402(l) of Regulation S-K. For example, your Summary Compensation Table does not comply with the requirements of subsection (n), you do not provide a table showing

> outstanding equity awards at fiscal year end as required by subsection (p), and you do not provide a table showing director compensation as required by subsection (r).

Documents Incorporated by Reference, page 51

42. Specifically incorporate by reference your Form 10-Q for the quarter ended June 30, 2008.

Form of Proxy Card

43. Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Closing Comments

As appropriate, please amend your proxy statement and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3619 with any questions.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

cc: Robert Koplar, Esq. (by facsimile, 212-451-2222)
        D. Levy